ELDORADO GOLD CORPORATION

Computershare

8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

Fold

Form of Proxy - Annual and Special Meeting to be held on Wednesday, May 25, 2016

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every security holder has the right to appoint a person or company of their choice, who need not be a security holder, other than the persons designated in this form of proxy, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date which is seven days after it was mailed to you.
5. **The securities represented by this proxy will be voted as directed by the security holder, however, if such a direction is not made in respect of any matter and the management designees are appointed as proxyholders, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted or withheld from voting in accordance with the instructions of the security holder on any ballot that may be called for and, if the security holder has specified a choice with respect to any matter to be acted upon, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Fold

Proxies submitted must be received by 3:00 PM (Pacific Time) on Friday, May 20, 2016.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com
- **Smartphone?** Scan the QR code to vote now.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a security holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

Appointment of Proxyholder

I/We being security holder(s) of Eldorado Gold Corporation hereby appoint: Paul Wright, President and CEO, or failing him, Dawn Moss, Executive Vice President, Administration and Corporate Secretary,

OR

Print the name of the person you are appointing if this person is someone other than the management designees named herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on my behalf in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of shareholders of Eldorado Gold Corporation to be held at The Vancouver Club, Grand Ballroom, 915 W Hastings Street, Vancouver, BC, on May 25, 2016 at 3:00 PM (Pacific Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Ross Cory	☐	☐	02. Pamela Gibson	☐	☐	03. Robert Gilmore	☐	☐
04. Geoffrey Handley	☐	☐	05. Michael Price	☐	☐	06. Steven Reid	☐	☐
07. Jonathan Rubenstein	☐	☐	08. John Webster	☐	☐	09. Paul Wright	☐	☐

Fold

	For	Withhold
2. Appointment of Auditor Appointment of KPMG LLP as the Auditor of the Company for the ensuing year.	☐	☐

	For	Against
3. Setting the Auditor's Pay Authorize the Directors to fix the Auditor's pay.	☐	☐

	For	Against
4. Advisory Vote on Executive Compensation Approve an ordinary resolution as set out on page 14 of the management proxy circular supporting the Company's approach to executive compensation on an advisory basis.	☐	☐

	For	Against
5. Reduction in Stated Capital Approve a special resolution as set out on page 16 of the management proxy circular approving the reduction of the stated capital account of the common shares by US$2,500,000,000 as more particularly described in the management proxy circular.	☐	☐

Fold

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

E L Z Q 2 2 6 1 2 6 A R 0